19975 Victor Parkway Livonia, MI 48152 Tel 734.591.3000

December 21, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel

RE:	Valassis Communications, Inc.

Form 10-K for the fiscal year ended December 31, 2005

Filed March 14, 2006

File No. 001-10991

Forms 10-Q for the quarters ended March 31, 2006, June 30, 2006 and

September 30, 2006

File No. 001-10991

Dear Mr. Spirgel:

Set forth below is the response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in the letter (the “Comment Letter”), dated December 15, 2006, from the staff to Valassis Communications, Inc., a Delaware corporation (the “Company”). For your convenience, the text of the comment from the Comment Letter is set out below in bold, followed by the response.

Form 10-K for the year ending December 31, 2005

Item 7. Management’s Discussion and Analysis

Results of Operations, page 13

1.	Please revise your MD&A in future filings to discuss the profitability measure of each segment consistent with those disclosed in your SFAS 131 segment information as is required by Financial Reporting Release No. 36 (Section 501.06).

The Company will revise its MD&A in future filings to discuss the profitability measure of each segment consistent with those disclosed in the Company’s SFAS 131 segment information as is required by Financial Reporting Release No. 36 (Section 501.06).

Securities and Exchange Commission

December 21, 2006

Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (734) 591-4900 or Linda Schalek at (734) 591-4976.

Sincerely,

/s/ Robert L. Recchia
Robert L. Recchia
Executive Vice President and Chief Financial Officer